INVEST IN **BOSECO INC.**

Coffee "Uber" for Starbucks Lovers with Mobile E-bike Coffee Shops


BOSECO
COFFEESHING

boseco-world.com San Jose CA

Technology | Hardware | Software | B2C | B2B

LEAD INVESTOR

Rostyslav Hofman

Coffee is an enormous industry that grows rapidly every year. It is now worth over 465 billion US dollars with no decline insight, and now is the best time to invest in it. We truly believe in Boseco, inc. and its project. Their product is cutting edge technology that will disrupt the inefficient coffee shop industry. We are excited to watch Boseco, grow and revolutionize the massive coffee market. Kostyantyn and his team are remarkable and are truly the experts in the field. We fully support Boseco and its team.

Invested $50,000 this round

Learn about Lead Investors

Highlights

1. 🚀🔥$600K in total revenue
2. 💸1100% revenue growth in the past 2 years
3. 🔥💰Founders have completed 8 exits: their businesses generated over $200 million in total revenue
4. 🔥💸While this forecast cant be guaranteed, Boseco forecasts $440 million revenue
5. ⚡Technology built and rolled out with patents in progress
6. 🔥Currently selling 1.2 million cups of coffee per year
7. 🔥💲Founders invested $1 million of own funds into the company
8. 🌎Enormous $465 billion coffee market for $90 billion disruption

8. 🌎Enormous $465 billion coffee market for $90 billion disruption

Our Team



Kostyantyn Yun CEO & Co-Founder

Successful serial entrepreneur with 5 exits. Built and led an international holding with valuation of $70 million, his businesses generated over $150 million in total revenue with excellent profitability.

> Coffee shops don't provide a wide variety of premium-quality coffee and can also deliver it fresh within minutes. Thus, we decided to "Uberize" the coffee market globally by providing a speedy and flexible service that allows anyone to order a delicious cup of coffee and receive it within minutes from virtually any location in their city.



Constantine Yun Jr. CPO & Co-Founder

Developed and acted on a powerful vision to change the world with new, unique products that disrupt massive global industries and co-founded Boseco. Completed top-tier university in the UK with international finance degree.



Serge Adamyan CFO & Co-Founder

Co-founder and CFO of multiple successful companies which generated over $50 million in revenue. One of which was an exclusive international distributor for Universal Music and another was a franchise of Baskin Robins. Achieved 3 exits.



Constantine Yun Jr.

CPO & Co-Founder at Boseco inc.

Boseco provides an enormous opportunity to disrupt a massive $465 billion global coffee market with "Uber and Starbucks-like" business model.

Boseco successful entrepreneur-founders invested $1 million of own capital to develop cutting edge, one of a kind technology, great tasting coffee, and its delivery method to decentralize and disrupt the massive $465 billion coffee market. We source our coffee worldwide to brew coffee beverages which taste just as good as your favorite coffee shop drinks.

Boseco is an "Uber of coffee shops". What ride-hailing apps did for taxis, Boseco will do for coffee shops. Our model plans to revolutionize the traditional inefficient coffee shop model by utilizing our fast and agile electric mobile baristas and excellent-tasting coffee.

We have achieved $600k cumulative revenue in approximately 2 years, resulting in a total growth of 1100%. We sell 1.2 million doses of coffee per year. We believe the on-demand, mobile barista market is $90 billion per year, with the potential to generate $30 billion in profits for coffee entrepreneurs. **This will open a new channel to generate excellent profits just as ride-hailing companies did 10 years ago.**


1
Total revenue
$600k
Boseco
Exceptional
4
Currently sell
1.2 million


x11 total revenue growth over 2 years
Traction
doses of coffee per year
2 170% yearly revenue growth
5 Operating strategy to enroll 20,000 mobile coffee shops by year 5
3 Initial roll-out completed
6

Forward-looking projections are not guaranteed.

The enormous $500bn coffee shop market is highly inefficient and presents massive opportunity for disruption.


Problem
B2C
Long lines to get coffee
Unwilling / unable to travel to get their coffee
Social distancing reduced demand for coffee shops
B2B
Opening coffee shop is an expensive, high-risk
Upfront costs $300k+
Ongoing expenses (overhead, rent, labor and more)
Leaving day job is not an option
Uber like opportunities easily supplement a day job
Most mobile coffee shops run on petrol (cars or scooters)
Limited reach, mobility and customer base (cannot drive in parks or recreation spaces)
Vending machines offer limited options and have poor quality


Solution
Coffeeshing provides an "Uber for coffee"
High reach and mobility
Faster delivery times and greater convenience
Quick and easy secondary income stream
Fits any schedule
No high fixed costs or commitments
Design for maximum efficiency and convenience for clients and baristas
Minimum costs for both sides
Mobile app connects baristas to customers
Quickly and easily order coffee
Baristas can take orders directly on the street
Fully electric and eco-friendly
Navigate virtually anywhere in the city
Reach locations gasoline power can't
Low costs and high demand for high profit potential
Baristas to quickly achieve ROI
Unique know-how & technology for gourmet-quality coffee
Special capsule design
Only 3 button presses to prepare coffee

Boseco created first-of-a-kind "Uber-like" model for the coffee market, we combined gourmet coffee shop-quality coffee with a fast and agile electric mobile "coffee shop". Customers can order coffee via an app or buy right at the source.


How It Works
(B2B and B2C)
Entrepreneurs
Upon purchasing a franchise, entrepreneurs will receive:
Consumers
Simply need to open our app and tap a button to call the nearest


Mobile e-bike coffee shop with pre-installed equipment and all accessories needed for 'out of the box' operation
all accessories and instructions...
Coffeeshing barista, and in 5-10 minutes the barista will brew a fresh cup of coffee on the spot
Cappuccino
Medium
Large

Early Adopter


Early Adopter Impression
from Serge
BOSECO
New cup, new flavor!
01:44
vimeo

Franchisee


Franchisee Impression
from Serge
BOSECO
New cup, new flavor!
01:33
vimeo

Boseco has grown 11x in approximately 2 years, with total revenues amounting to $600k. The coffee market is gigantic and inefficient. Boseco management believes the market is ripe for disruption and that utilizing an **"Uber-like" on-demand model provides an incredible opportunity to generate $400+ million in revenue in five years.**


Financial forecast
$440 million
Annual revenue in 5 years
Taking brand, coffee and technology people love global
$150 million


$50 million
$400k
Actual revenue
$5 million
$50k
$150k
2021
Forward-looking projections cannot be guaranteed

Boseco's continued growth is fueled by an extremely passionate and dedicated team. **Our founders have invested $1 million of their own capital to build the next generation of coffee platforms that customers will love.** We have designed, built, and completed the initial roll-out of e-baristas, created and packaged coffee shop-quality coffee, and built its delivery mechanism for an impressive 1100% growth in revenue. **We are now ready to accelerate our success and expand worldwide.**


Exceptional and explosive growth
$600k
total revenue
x11
total revenue growth over 2 years
$1 Million
Founders invested personal funds
$2 Billion
Revenue capability for new generation of "coffee uber" entrepreneurs
Built one of a kind brand and passionate customer base that loves our premium-quality coffee and selection of original tastes
Technology built & roll-out with first customers underway
Deploy and disrupt massive global coffee market in any major city world-wide at "a minutes notice"
Highlights
BOSECO
BOSECO

The global coffee market is enormous at $465 billion. Disrupting just 20% would create a massive **$90 billion annual opportunity.** Our management estimates new generation of "coffee uber" entrepreneurs can generate a massive **$30 billion in combined profits.**


Total market
$465 Billion
Product potential
$90 Billion
Product potential
Driven by worldwide popularity of Uber-like delivery services
Flexible and highly accessible format can be easily deployed in any major city without limitations and barriers to entry
Global offering and outsourcing will allow to win "low hanging fruit customers" world-wide
BOSECO

We believe this massive opportunity **will fuel intense international demand** which Boseco will satisfy via product licensing and in-house production and **expand to 100 big cities by year 5.**




Development map
$440 million
in annual recurring revenue by year 5
2 years milestone
Coffeeshing enters
10 big cities
500+
operating mobile coffee shops per city
5 years milestone
Coffeeshing enters
100 big cities
20,000
mobile coffee shops

Forward-looking projections are not guaranteed.

Our management team has a proven successful track record with 8 business exits. Join us on this incredible journey!


Our Team's Successful Track Record
Experienced team turned Boseco into a successful and rapidly growing brand, with over 1.2 Million capsules of Boseco coffee sold and $600k total revenue
3 of our co-founders have built and sold successful businesses. Now we will plan to turn Boseco into our biggest and most successful venture yet
BOSECO
BOSECO

Our technology.

Boseco's mobile e-bike coffee shop service, Coffeeshing, was developed end-to-end by a team of expert in-house engineers. It is powered by state-of-the-art mechanical and electrical engineering solutions.

Our engineers took the concept of a tricycle and re-worked it for maximum performance, efficiency and convenience so that it could function as a reliable and user-friendly mobile coffee shop.

Our all-wheel-drive tricycles have ideal weight distribution between the rear and front axles. The tricycle design allows increased maneuverability due to the rear steering wheels and electric drive.

Our bikes have a full combined drive while the independent mechanical drive of each of the wheels prevents wheel slip and uneven tire wear. The electric drive of the front wheels and the steering system design, according to Ackermann's rule, ensures that there is no wheel slip when cornering.


Technology


Our electric tricycle is a fully cutting-edge EV developed from the ground up
fitted to our custom barista stand and equipment
safe, stable and maneuverable
operates on a powerful 12 Ah battery (48 Volt) which lasts for 25 miles
Our proprietary developed barista stand runs on a separate 38 Ah battery (48 Volt)
produce up to 200 cups of coffee from a single charge
equipped with two coffee makers, fridge, milk frother, and a showcase for snacks

Our powerful battery of 20 Ah, 48 V provides at least 25 miles range on a single charge. We intend to increase the battery capacity up to 80 Ah, which will increase the range to 100 miles per single charge. A set of unique 3x20 Ah, 48 V batteries allows the bike to connect to a wide range of equipment such as coffee machines, electric grills, and microwave ovens. The balancing electronic hardware used in the construction allows more than 1000 charge-discharge cycles and high-current devices to be connected without damaging the batteries. We use unique lightweight and durable composite materials for the casings of coffee boxes and Coffeeshing Deluxe cabins. We’ve also installed a powerful, custom-designed inverter that converts DC current from the battery.

Boseco Inc. has also programmed an intuitive mobile app to enhance the experience for both clients and baristas. The app features a modern design and high degree of functionality, with all data located and backed up on secure servers. The app can be used to both order and deliver coffee and allows baristas to easily order additional inventory. All key features needed to both operate the Coffeeshing service successfully and provide excellent service to customers are included in the app.

The blends of coffee selected by our coffee testers in Belgium originate from 12 different countries around the world. This is why our coffee matches the quality of coffee purchased at high-end coffee shops. Our coffee capsules are biodegradable with zero carbon footprint and are made using compostable PLA.

Downloads

Boseco Investor Presentation.pdf